Exhibit 99.2

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

Unaudited condensed consolidated financial statements

For the six months ended July 31, 2025 and July 31, 2024

Unaudited Condensed Consolidated Balance Sheets as of July 31, 2025 and January 31, 2025	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended July 31, 2025 and July 31, 2024	F-3
Unaudited Condensed Consolidated Statements Stockholders’ Deficit for the six months ended July 31, 2025 and July 31, 2024	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended July 31, 2025 and July 31, 2024	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

As of July 31, 2025 and January 31, 2025

		(Audited)
	July 31, 2025	January 31, 2025
Assets
Current assets
Cash	$7,343	$7,280
Accounts receivable, net	6,388	12,132
Deferred commissions, current	1,560	1,465
Prepaid expenses and other current assets	3,281	1,855
Total current assets	18,572	22,732
Capitalized software, net	3,318	3,295
Fixed assets, net	189	279
Goodwill	109,549	106,315
Intangible assets, net	44,762	47,744
Right-of-use assets	1,427	1,163
Deferred commissions, net of current portion	3,668	3,717
Deposits and other assets	204	246
Total assets	$181,689	$185,491
Liabilities
Current liabilities
Revolving line of credit	$7,500	$7,500
Debt, net of debt issuance costs	135,804	133,297
Lease liability, current	581	410
Accounts payable	6,269	6,984
Accrued expenses	14,792	10,390
Deferred revenue	24,909	29,661
Total current liabilities	189,855	188,242
Lease liability, non current	846	750
Deferred tax liability	7,641	7,036
Total liabilities	198,342	196,028
Stockholders' Deficit
Common stock: $.001 par value: 100 shares issued and outstanding	—	—
Paid in capital	135,642	135,117
Accumulated deficit	(155,321)	(142,542)
Accumulated other comprehensive income (loss)	3,026	(3,112)
Total stockholders' deficit	(16,653)	(10,537)
Total liabilities and stockholders’ deficit	$181,689	$185,491

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(EXPRESSED IN 000'S OF U.S. DOLLARS)

Six months ended July 31, 2025 and July 31, 2024

	2025	2024
Revenue
Subscription and support - recurring	$31,753	$33,687
Professional services and other - non-recurring	4,100	5,293
Total revenue	35,853	38,980
Cost of revenue	12,246	14,380
Gross profit	23,607	24,600
Operating expenses
Compensation and benefits	12,984	15,968
Research and development	2,049	3,087
Marketing	453	854
Depreciation and amortization	3,452	3,645
General and administrative	4,195	6,244
Total operating expenses	23,133	29,798
Income/(Loss) from operations	474	(5,198)
Other income (expense)
Other (expense) income, net	(3,312)	1,473
Interest expense	(9,201)	(8,169)
Total other expense, net	(12,513)	(6,696)
Loss before income taxes	(12,039)	(11,894)
Income tax expense	(740)	(374)
Net loss	$(12,779)	$(12,268)
Other comprehensive income (loss)
Foreign currency translation adjustments	6,138	(337)
Total comprehensive loss	$(6,641)	$(12,605)

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Six months ended July 31, 2025 and July 31, 2024

	Common	Common	Paid in	Accumulated	Accumulated Other
	Shares	Stock	Capital	Deficit	Comprehensive Income (Loss)	Total
Balance at January 31, 2024	100	$—	$120,438	$(117,365)	$1,064	$4,137
Capital contribution	—	—	6,000	—	—	6,000
Employee stock-based compensation	—	—	188	—	—	188
Net loss	—	—	—	(12,268)	—	(12,268)
Foreign currency translation	—	—	—	—	(337)	(337)
Balance at July 31, 2024	100	$—	$126,626	$(129,633)	$727	$(2,280)
Balance at January 31, 2025	100	—	135,117	(142,542)	(3,112)	(10,537)
Employee stock-based compensation	—	—	525	—	—	525
Net loss	—	—	—	(12,779)	—	(12,779)
Foreign currency translation	—	—	—	—	6,138	6,138
Balance at July 31, 2025	100	$—	$135,642	$(155,321)	$3,026	$(16,653)

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Six months ended July 31, 2025 and July 31, 2024

	2025	2024
Cash flows from operating activities
Net loss	$(12,779)	$(12,268)
Adjustments to reconcile net loss to cash used in operating activities:
Provision for expected credit losses	261	3
Depreciation and amortization	5,088	5,382
Amortization of debt discount	271	378
Non-cash lease expense	251	439
Employee stock-based compensation	525	188
Paid-in-kind capitalized interest	2,236	—
Net changes in operating assets and liabilities:
Accounts receivable, net	5,483	4,198
Deferred commissions	(46)	(501)
Prepaid expenses and other current assets	(1,426)	(751)
Deposits	42	(13)
Accounts payable	(715)	(1,963)
Accrued expenses	4,402	591
Deferred revenue	(4,752)	(4,019)
Lease liabilities	(248)	(440)
Net cash used in operating activities	(1,407)	(8,776)
Cash flows from investing activities
Capital expenditures	(113)	(88)
Capitalized software development	(570)	(416)
Net cash used in investing activities	(683)	(504)
Cash flows from financing activities
Capital contribution	—	6,000
Principal payments on long-term debt	—	(650)
Proceeds from line of credit	—	5,000
Net cash provided by financing activities	—	10,350
Effect of exchange rates on changes in cash	2,153	(1,415)
Net increase (decrease) in cash	63	(345)
Cash - beginning balance	7,280	4,908
Cash - ending balance	$7,343	$4,563
Supplemental disclosure of cash flow data:
Cash paid for interest	$6,409	$6,775
Cash paid for income taxes	$202	$67
Noncash investing and financing activities
Initial recognition of right of use assets and liability, arising from new leases during the year	$515	$—

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

1.
General information

Crownpeak Intermediate Holdings, Inc., a Delaware corporation, (the “Company”) is the holding parent company for the following subsidiaries: Crownpeak Technology, Inc., a wholly-owned Delaware corporation, (“Crownpeak”), Magus Research Limited, a wholly-owned private United Kingdom company, Evidon, Inc., a wholly-owned Delaware corporation, e-Spirit Inc., a wholly- owned Delaware corporation, Crownpeak Technology GmbH (formerly e-Spirit GmbH), a wholly- owned private German company, Ilumino, LLC, a wholly-owned Ohio corporation, Aegean Bidco Ltd., a wholly-owned private United Kingdom company that is a holding parent company for the following subsidiaries: Attraqt Group PLC, a wholly-owned private United Kingdom company, Attraqt Limited, a wholly-owned private United Kingdom company, Attraqt Inc., a wholly-owned Delaware corporation, Early Birds SAS, a wholly-owned private France company, Fredhopper B.V., a wholly-owned private Netherlands company, Spring Technologies EOOD, a wholly-owned private Bulgaria company, Fredhopper (Australia) Pty Ltd., a wholly-owned private Australia company, Fredhopper GmbH, a wholly-owned private Germany company and Fredhopper Sarl, a wholly- owned private France company. The Company offers the leading cloud-based Digital Experience Management and Digital Quality Management platforms, creating a unique market leader in the space. The Company is headquartered in Denver, Colorado with additional offices in London, United Kingdom; Dortmund, Germany; Paris, France and Amsterdam, Netherlands.

Crownpeak was founded in 2001 and is the only cloud-first Digital Experience Management (DXM) platform with a native Digital Quality Management (DQM) offering operating as a Software as a Service (“SaaS”) platform. Crownpeak is the only enterprise DXM platform purpose-built to scale efficiently with customers as they grow, simplifying the deployment, management and adherence to regulatory/policy compliance of global sites by any size team, across all digital touchpoints (e.g., desktop websites, mobile, social media). As the web content “system of record” for a diverse set of multi-billion-dollar global enterprises, the Crownpeak platform is deeply embedded in the underlying operations of its customers which, when coupled with multi-year contractual obligations, allows Crownpeak to derive highly visible and stable recurring revenue streams.

These unaudited condensed consolidated financial statements of the Company as of July 31, 2025 and January 31, 2025 and for the six months ended July 31, 2025 and 2024, are comprised of the Company and its subsidiaries (together referred to as the "Group").

C

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

2.
Liquidity

The Company has prepared these financial statements under the going concern basis of accounting following Accounting Standards Update (“ASU”) 2014-15, “Presentation of Financial Statements - Going Concern”, which was codified as Accounting Standards Codification (“ASC”) 205-40 (“ASC 205-40”).

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying unaudited condensed consolidated financial statements, the Company has incurred net losses, negative cash flows from operations, and has $143.3 million of debt outstanding on July 31, 2025 that matures on May 29, 2026. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the issuance date of these unaudited condensed consolidated financial statements.

Management is actively addressing this uncertainty by pursuing refinancing or an extension of the Company’s outstanding debt, either with its primary lender or alternative financing sources, with the support of the Company’s principal investor. The Company believes these actions will mitigate the current uncertainty and support the Company’s ability to continue as a going concern. As discussed in Note 19, on December 1, 2025, the Company was acquired. The unaudited condensed consolidated financial statements do not include any adjustments related to any potential uncertainty about the Company’s ability to continue as a going concern.

3. Basis of preparation

Presentation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires the use of certain accounting estimates. It also requires Management to exercise its judgment in the process of applying the Group’s accounting policies. The Group’s most significant estimates relate to impairment evaluations of intangible assets and goodwill, accounts receivable allowance for credit losses, as well as, the valuation of deferred tax assets and the related valuation allowance.

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes deferred tax assets and liabilities based on the Group’s current understanding of tax laws as applied to the Group’s circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

4. Significant accounting policies

The principal accounting policies applied in the preparation of these unaudited condensed consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Subsidiaries and Principles of Consolidation

Subsidiaries are all entities over which the Group has control. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Inter-company transactions and balances between Group companies are eliminated in consolidation.

Foreign Currency Translation

The Company’s foreign subsidiaries utilize functional currencies other than U.S. dollars. Assets and liabilities recorded for entities using other functional currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing over the period. Translation adjustments resulting from these processes are charged to or credited to other comprehensive income (loss).

Cash

Cash includes cash on hand and deposits held available on demand with financial institutions. The Company continually monitors its cash positions with, and the credit quality of, the financial institutions with which it invests. Periodically during the years, the Company maintained balances in various operating accounts in excess of insured limits.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, do not include interest and the Company generally does not require collateral. On a quarterly basis the Company reviews accounts for collectability and establishes an allowance for probable credit losses. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current credit risk rating, collection pattern of customers, as well as for changes in economic environmental conditions. The Company writes off accounts against the allowance once all efforts at collection have been exhausted.

The following table presents the activity in the allowance for credit losses for the six months ended July 31, 2025 and 2024:

Beginning balance as of February 1, 2024	$1,002
Current-period provision for expected credit losses	3
Write-offs charged against the allowance	(27)
Recoveries of amounts collected	—
Ending balance as of July 31, 2024	$978
Beginning balance as of February 1, 2025	$888
Current-period provision for expected credit losses	261
Write-offs charged against the allowance	(224)
Recoveries of amounts collected	—
Ending balance as of July 31, 2025	$925

Capitalized Software Development Costs

The Company develops internal-use software as required to support its operations. Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost, subject to an impairment test. Application development stage costs generally include costs associated with software configuration, coding, installation and testing. Costs of

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over three years. The Company assesses the potential impairment of capitalized internal- use software whenever events or changes in circumstances indicate that the carrying value of the internal-use software may not be recoverable. As of July 31, 2025 and January 31, 2025, the Company had capitalized internal-use software costs totaling $3.3 million and $3.3 million (net of accumulated amortization of $2.0 million and $1.1 million), respectively.

Fixed Assets, Net

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer and similar equipment	3 years
Furniture and fixtures	3-5 years
Software and licences	3 years

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Goodwill

The Company’s goodwill was recorded as a result of business combinations using the acquisition method of accounting. The Company does not amortize goodwill but tests it at least annually for recoverability. As of January 31, 2025, no impairment of goodwill was recorded. For the six months ended July 31, 2025 and 2024, no impairment of goodwill was recorded.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives:

Developed technology	6-11 years
Customer relationships	11-15 years
Non-compete agreements	2-3 years
Trade names	5-6 years

Customer relationships amortization is computed over the term of expected cash flows. As the cash flows are consistent period-to-period due to the subscription nature of the services, management determined amortization of the customer relationship intangible assets using the straight-line method would approximate the cash flow approach.

The Company evaluates the recoverability of its intangible assets, if circumstances indicate impairment may have occurred. As of January 31, 2025, no impairment of intangible assets was recorded. For the six months ended July 31, 2025 and 2024, there was no impairment of intangible assets recorded.

Long-lived Assets

Management reviews long-lived assets for impairment whenever changes in events or circumstances indicate the assets may be impaired. Pursuant to ASC 360, an impairment loss is to be recorded when the net book value of the asset exceeds the undiscounted cash flows expected to be generated by the asset.

If the asset is determined to be impaired, the asset is written down to its net realizable value and the loss is recognized in other income (expense) in the period when the determination is made. As of January 31, 2025, no impairment of long-lived assets was recorded. For the six months ended July 31, 2025 and 2024, there was no impairment of long-lived assets recorded.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Revenue, Contract Assets and Contract Liabilities

The Company recognizes revenue in accordance with FASB ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606"), revenue recognition guidance which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To do this, the Company applies the five-step model in the FASB’s guidance, which requires the Company to: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. In addition, the Company elected to apply certain of the permitted practical expedients within the revenue recognition guidance and make certain accounting policy elections including those related to significant financing components and sales taxes. The Company elected the portfolio practical expedient as it expects that revenue recognition would not differ materially from recognition of individual contracts. The Company will continue to use judgment on a go forward basis and if any of its contracts should materially change, the Company will reassess whether a portfolio approach is appropriate. Refer to Note 5 for a detailed discussion of accounting policies related to revenue recognition, including contract liabilities and contract assets.

Research and Development Costs

Research and development costs, which include costs incurred to develop internal-use software that do not meet the criteria under ASC 350 to be capitalized, are charged to expense as incurred and totaled $2.0 million and $3.1 million for the six months ended July 31, 2025 and 2024, respectively.

Marketing Costs

The Company expenses the costs of marketing, including advertising and promotional expenses, as incurred. Marketing expense was $0.45 million and $0.85 million for the six months ended July 31, 2025 and 2024, respectively.

Other Comprehensive Income (Loss)

The Company utilizes FASB ASC Topic No. 220, “Reporting Comprehensive Income” (“ASC 220”). ASC 220 establishes standards for reporting other comprehensive income (loss) and its components within a financial statement. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company records foreign currency translation adjustments through other comprehensive income (loss).

Income Taxes

The Company accounts for income taxes under FASB ASC Topic No. 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included within the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end and for net operating loss and tax credit carryforwards based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized within an entity’s financial statements and prescribes a recognition and measurement of tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition of tax benefits, classification in the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no significant unrecognized tax benefits that would affect the effective tax rate.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which introduces additional disclosure requirements for the relevant income tax disclosures. The additional disclosures require an entity to disclose income taxes paid

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

by jurisdiction. The amendments should be applied prospectively. The amendments in this update are effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of ASU 2023-09 within its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The ASU adds an example with four fact patterns to ASC 718-10, Compensation – Stock Compensation – Overall, in order to assist preparers of financial statements in determining whether profits interest units should be accounted for within the scope of the guidance in ASC 718 or ASC 710, Compensation - General. The ASU only addresses the scope determination and does not amend the recognition or measurement guidance in either ASC 710 or ASC 718. This ASU is effective for fiscal years beginning on February 1, 2026. The Company early adopted this ASU for the year ended January 31, 2024 and adoption had no significant impact on the consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

5.
Revenue, Deferred Revenue and Deferred Commissions

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

(i)
Identification of the contract, or contracts, with a customer – A contract with a customer typically exists when the Company enters into an enforceable contract with a customer for the Company’s SaaS hosted services, related support services or professional services.
(ii)
Identification of the performance obligations in the contracts – Performance obligations are typically (1) access to the Company’s SaaS hosted services and SaaS service subscriptions (2) implementation services and (3) professional services.
(iii)
Determination of the transaction price – The transaction price is determined based on the consideration expected to be received in exchange for its performance obligations to the customer. Contracts generally contain fixed consideration.
(iv)
Allocation of the transaction price to the performance obligations in the contract – Typically, the Company enters into contracts that include SaaS hosted services (and related service subscriptions), which also include implementation services. These contracts contain multiple performance obligations and require an allocation of the transaction price to each based on their relative standalone selling prices (“SSP”). In some cases, such as with usage-based advertising services, the transaction price is determined based on monthly usage (e.g., impressions) and allocated to the related performance obligation accordingly.
(v)
Recognition of revenue when, or as, performance obligations are satisfied – Revenue is recognized as the Company satisfies performance obligations. Performance obligations for the Company’s SaaS hosted services and SaaS subscription services are satisfied over the contract term. The performance obligations for implementation services and professional services are satisfied over the period the services are performed. Accordingly, revenue for these services is recognized over time. The Company also provides usage-based advertising services which are billed on a monthly basis with typical payment terms of 30 days. The Company recognizes this revenue at a point in time based upon impressions that were made during the month. This revenue is included as part of professional services revenue.

The Company also sells an on-premise product under perpetual licenses along with maintenance and support, principally in the German market. Revenue from perpetual licenses is recognized upon delivery of the license and maintenance and support is recognized ratably over the maintenance and support period. In the statement of operations license revenue is included within Professional services and other- nonrecurring and the maintenance and support is included within Subscription and support-recurring.

The Company invoices customers based upon the terms of the agreement. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue.

Point in time and over time revenue recognition

Total revenue recognized was as follows for the six months ended July 31:

	2025	2024
Subscription – over time	$31,753	$33,687
Professional services and others –over time	2,914	3,787
Advertising services – point in time	931	1,183
Licensing revenue – point in time	255	323
Total revenue	$35,853	$38,980

Payment Terms and Right of Return

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Payment terms are negotiated individually with the customers and invoices are generally due within 30 days, as such there is not a significant financing component in the contracts with customers. The Company does not offer rights of return or discounts in the normal course of business.

Incremental Costs of a Contract

The Company has determined they have incremental costs of a contract for commission plans with employees. The commission plans include base commissions, quota achievement bonuses, new logo bonuses, multi-year contract bonuses and quarterly earned incentives. Commissions incurred as part of obtaining initial contracts are capitalized in accordance with ASC 340-40 “Other Assets and Deferred Costs” as contract assets and are amortized over an average customer life of 5 years. Such capitalization and amortization are applied on a portfolio basis as the portfolio approach would not be materially different than if such costs were accounted for on an individual contract basis.

Contract Liabilities

Contract liabilities are recorded when cash payments are received or invoices issued in accordance with the contract in advance of performance. The current portion of contract liabilities represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Opening Balances

The opening balances of contract assets and liabilities, both current and noncurrent, as of February 1, 2024 are as follows:

Accounts Receivable	$13,874
Deferred Commissions	3,256
Deferred Revenue	30,915

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

6.
Concentration of credit risk

Cash and Cash Equivalents

Cash and accounts receivable balances are subject to credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheets. Management monitors its exposure to credit risk on an ongoing basis. Concentration of credit risk exists at times when cash balances exceed federal insurance limits.

Customer Concentration

As of and for the six months ended July 31, 2025, no customers represented more than 10% of total accounts receivable and no customer represented more than 10% of total revenues. As of January 31, 2025, no customers represented more than 10% of total accounts receivable. For the six months ended July 31, 2024, no customer represented more than 10% of total revenues.

7.
Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following as of:

	July 31, 2025	January 31, 2025
Prepaid expenses	$3,165	$1,724
Other current assets	116	131
Prepaid and other current assets	$3,281	$1,855

8.
Fixed Assets

Fixed assets consisted of the following as of:

	July 31, 2025	January 31, 2025
Computers and similar equipment	$1,220	$1,136
Furniture and fixtures	244	231
Leasehold improvements	236	220
Total	$1,700	$1,587
Accumulated depreciation	(1,511)	(1,308)
Fixed assets, net	$189	$279

Depreciation expense for the six months ended July 31, 2025 and 2024 was $0.1 million and $0.2 million, respectively.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

9.
Goodwill

The following table reflects goodwill and changes to goodwill as of July 31, 2025 and January 31, 2025:

Balance as of January 31, 2025	$106,315
Foreign currency translation adjustment	3,234
Balance as of July 31, 2025	$109,549

10.
Intangible Assets, net

Intangible assets consisted of the following as of July 31, 2025:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$65,874	$(34,668)	$31,206
Developed technology	28,781	(15,328)	13,453
Trade names	3,081	(2,978)	103
R&D	681	(681)	—
Non-compete agreements	182	(182)	—
Intangible assets, net	$98,599	$(53,837)	$44,762

Intangible assets consisted of the following as of January 31, 2025:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$64,323	$(30,673)	$33,650
Developed technology	27,725	(13,764)	13,961
Trade names	3,059	(2,927)	132
R&D	821	(821)	—
Non-compete agreements	177	(176)	1
Intangible assets, net	$96,105	$(48,361)	$47,744

Amortization expense for the six months ended July 31, 2025 and 2024 was $4.2 million and $4.3 million, respectively (including $1.1 million and $1.1 million, respectively, recorded as part of cost of revenue).

As of July 31, 2025, amortization expense for future periods for the intangible assets will be as follows for the years ended January 31:

Intangibles
2026	$4,163
2027	7,676
2028	6,740
2029	5,232
2030	5,232
Thereafter	15,719
Total	$44,762

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

11.
Debt

Credit Agreement

On February 28, 2019, the Company entered into a new agreement (the “Credit Agreement”) with Monroe Capital Management Advisors, LLC (“Monroe Capital”). This resulted in a new $60.0 million Term Loan (the “Initial Term Loan”). Proceeds were used to pay off the $40.4 million PNC Initial Term Loan and Amendments, and related accrued interest of $0.3 million, pay loan origination costs of $1.6 million, distribute $13.6 million back to K1 Investment Management, and add $4.0 million to the Company’s cash accounts. Debt issuance costs of $1.6 million were capitalized and are being amortized over the life of the Credit Agreement.

The $60.0 million Term Loan under the Credit Agreement is secured by substantially all the assets of the Company. Term Loan bears interest payable monthly with a variable interest rate per annum equal to SOFR Rate margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The SOFR Rate margin is based on a recurring revenue leverage ratio calculation as defined in the Credit Agreement. As of July 31, 2025 and January 31, 2025, the interest rate was 12% and 12%, respectively.

The loan agreement specifies certain financial covenants that the Company must comply with. As of July 31, 2025 and January 31, 2025, the Company was in compliance with these covenants.

The Company signed an amendment agreement (Amendment #4) with Monroe Capital on September 27, 2022 to increase the Term Loan from $60.0 million to $80 million and to increase the revolving line of credit from $2.5 to $7.5 million. The amendment also added a Second Delayed Draw Term Loan to the available credit facilities of $50.0 million to finance future acquisitions if drawn down before March 27, 2023 to finance future acquisitions. Additionally, the maturity date for all debt facilities was extended to February 28, 2025.

On April 26, 2024, the Company signed an amendment agreement (Amendment #7) to its credit agreement. As a result of this amendment, the Company made an election to change the basis for loan compliance to EBITDA instead of based on revenues. Additionally, the maturity date of the loan was extended to November 30, 2025 and the Company has agreed to pay an exit fee of $1,029, which is due on the loan's maturity date of November 30, 2025. For the six months ended July 31, 2025 and 2024, the Company recognized $323 and $168 in expense related to the exit fee, respectively.

On August 4, 2024, the Company signed an amendment agreement (Amendment #8) with Monroe Capital. As a result of this amendment, repayments of principal for the Term Loan and Delayed Draw Term Loan are no longer required each quarter and interest payments may be treated as Paid in Kind for the period August 1, 2024 to May 1, 2025. In lieu of payments, this amount will be accrued and added to principal outstanding and the interest rate will be increased by 1.00% for the related period. Paid in Kind interest amounted to $2.2 million for the six months ended July 31, 2025. The loan is due in full upon maturity. The outstanding principal balance was $83.2 and $78.5 million as of July 31, 2025 and January 31, 2025, respectively.

Delayed Draw Term Loan

As of July 31, 2025 and January 31, 2025, the borrowings against the Delayed Draw Term Loan were $53.4 and $50.9 million, respectively. As of July 31, 2025 and January 31, 2025, the interest rate was 12% and 12%. The loan is due in full upon maturity.

The Company’s term debt is due in full upon maturity. The outstanding balance of all term debt (net of unamortized debt issuance costs of $0.3 million and $0.6 million) was $135.8 million and $133.3 million as of July 31, 2025 and January 31, 2025, respectively.

Line of Credit

There is an available $7.5 million Revolving Credit line under the amendment to the Credit Agreement (the “Revolver”). The Revolver bears interest payable monthly with a variable interest rate per annum equal to the SOFR Rate Margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The Revolver matures November 30, 2025. The Company drew an additional $5.0 million on the revolving line of credit increasing the balance to $7.5 million as of January 31, 2025.

As of July 31, 2025 and January 31, 2025, there was $7.5 million outstanding on the line of credit. As of July 31, 2025 and

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

January 31, 2025, the Company was compliant with all covenants set forth in the Credit Agreement.

As of July 31, 2025 all outstanding debt totaling $143.3 million is due November 30, 2025.

On August 4, 2025, the Company entered into Amendment #9 with the lender to extend the maturity date of the outstanding debt to May 29, 2026 and add an exit fee totaling $729 payable upon the earlier to occur of: a) acceleration of the debt, b) repayment in full of the debt c) the consummation of a junior capital raise or d) the maturity date.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

12.
Leases

The Company follows the lease accounting guidance under ASC 842. Topic 842 requires lessees to recognize a right–of–use asset and a corresponding lease liability for most leases. The Company is the lessee in all current lease agreements. As permitted under the new guidance, management elected to utilize and apply the package of practical expedients to leases that commenced before the effective date of adopting ASC 842:

•
No need to reassess whether any expired or existing contracts are or contain leases
•
No need to reassess the lease classification for any expired or existing leases
•
No need to reassess initial direct costs for any existing leases

The Company has also elected the private company alternative to use the U.S. risk-free interest rate in determining the present value of lease payments when the incremental borrowing rate is not known. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

The Company leases its Dortmund, Muenster, Sofia, Paris, Boston, Amsterdam and London offices under operating lease agreements that are renewable on a periodic basis at both the Company’s option as well as the lessor. Rent expense under operating leases is recognized on a straight-line basis over the noncancelable lease term, taking into consideration any scheduled rent escalations and incentives. The Company did not have any finance leases as of July 31, 2025 and January 31, 2025.

The following is a schedule by years of future minimum rental commitments for operating leases that have an initial or remaining non-cancelable lease term in excess of one year (net of sublease payments) as of July 31, 2025, for the years ended January 31:

2026	$322
2027	598
2028	377
2029	219
Total lease payments	$1,516
Less: imputed interest	(89)
Present value of lease liability	$1,427

The rent expense associated with ongoing operating leases was $0.5 million and $0.7 million for the six months ended July 31, 2025 and 2024, respectively. Cash paid related to operating lease rent payments for the six months ended July 31, 2025 and 2024 totaled $0.3 million and $0.6 million, respectively. The balance sheet classification, weighted average remaining lease term, and weighted average discount rate related to operating leases under ASC 842 as of July 31, 2025 and January 31, 2025, were:

	July 31, 2025	January 31, 2025
ROU lease asset	$1,427	$1,163
Lease liability:
Current lease liability	581	410
Long-term lease liability	846	750
Total lease liability	$1,427	$1,160
Weighted average remaining lease term (years)	2.66	1.16
Weighted average discount rate	4.31%	4.39%

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

13.
Accrued expenses

Accrued expenses consisted of the following as of July 31, 2025 and January 31, 2025:

	July 31, 2025	January 31, 2025
Accrued expenses	$4,614	$4,418
Accrued compensation	4,388	2,790
Accrued interest	5,211	2,419
Sales tax payable	579	763
Accrued expenses	$14,792	$10,390

14.
Employee retirement plans

Crownpeak 401(k) Plan

Crownpeak established a 401(k) plan (the “401k Plan”) covering all eligible employees, as defined in the 401k Plan agreement. The assets of the 401k Plan are held separately from those of Crownpeak in an independently administered fund. For the six months ended July 31, 2025 and 2024, Crownpeak made contributions of $0.1 million and $0.2 million, respectively, to the 401k Plan.

Magus Pension Plan

Magus operates a defined contribution pension plan (the “Pension Plan”) covering all eligible employees, as defined in the Pension Plan agreement. The assets of the Pension Plan are held separately from those of Magus in an independently administered fund. For the six months ended July 31, 2025 and 2024, Magus made contributions of $0.05 million and $0.05 million, respectively, to the Pension Plan.

Attraqt Pension Plan

Attraqt operates a defined contribution pension plan (the “Attraqt Pension Plan”) covering all eligible employees, as defined in the Attraqt Pension Plan agreement. The assets of the Attraqt Pension Plan are held separately from those of Attraqt in an independently administered fund. For the six months ended July 31, 2025 and 2024, Attraqt made contributions of $0.2 million and $0.2 million, respectively, to the Attraqt Pension Plan.

15.
Stockholders' (deficit) equity

As of July 31, 2025 and January 31, 2025 the authorized, issued and outstanding capital stock of the Company consisted of 100 shares of common stock with a $0.001 par value. For the six months ended July 31, 2024, the Company received contributions of $6 million from its primary stockholder, K1 investments.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

16.
Stock based compensation

Management Incentive Unit Plan

In 2015, the Board approved the authorization to grant incentive units to employees through the Crownpeak Holdings, LLC 2015 Incentive Unit Plan (the “2015 Plan”). The purpose of the 2015 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2015 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, incentive units of the Company. The availability and offering of Incentive Units under the Plan are intended to enhance the Company’s and its subsidiaries’ ability to attract and retain high-caliber managerial talent, whose contributions are critical to the Company’s sustained growth, progress, and profitability.

Incentive units represent a non–voting interest in the Company and are subordinate to all common units.

As of July 31, 2025 and January 31, 2025, there were 25,279,277 management incentive units granted and outstanding with participation thresholds ranging from $0.95 to $1.06 per unit. Incentive unitholders are entitled to distributions from the Company after the cumulative distributions to unitholders of other specified classes of units have exceeded the participant threshold. The 2015 Plan entitles participants to participate in distributions, once the performance conditions are met or time has passed for time-based units. Granted management incentive units are generally 50% time-based and 50% performance-based vesting. The time-based management incentive units generally become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based management incentive units generally become vested when the Company’s majority unitholder achieves a total equity return multiple, generally a multiple of two. The Company has not made any distributions as of July 31, 2025 and January 31, 2025.

No compensation expense has been recognized for the six months ended July 31, 2025 and 2024 as the amounts were not significant.

Management incentive unit plan details as of July 31, 2025 and January 31, 2025 are as follows:

	July 31, 2025	January 31, 2025
Vested time-based management incentive units	15,968,882	15,439,796
Unvested time-based units	3,804,083	4,333,170
Unvested performance-based units	5,506,312	5,506,312

Unit Option Plan

In 2023, the Board approved the authorization to grant incentive units options to employees through the CrownPeak Holdings, LLC 2023 Incentive Unit Option Plan (the “2023 Plan”). The purpose of the 2023 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2023 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, option units of the Company.

The Board approved the grant of incentive unit options totaling 20,072,423 and 2,555,900 unit options during the fiscal years ended January 31, 2025 and 2024, respectively. For the six months ended July 31, 2025 and 2024 incentive unit option grants were zero and 2,262,523 unit options, respectively. Granted option units can be 50% time-based and 50% performance-based vesting, 100% time-based vesting and 100% performance-based vesting. The time-based option units become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based option units become vested when the Company’s majority unitholder achieves a total equity return multiple of two and expire in ten years.

As of July 31, 2025 and January 31, 2025, there were 19,607,801 and 19,778,823 unit options granted and outstanding, respectively, with an exercise price of $1.09 per unit and an expiration date of ten years after the grant date. Upon exercise, the option units are converted to common units and have no participation threshold.

For the six months ended July 31, 2025 and 2024 total compensation expense related to the 2023 Plan was $525 and $188, respectively.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Incentive unit option plan details as of July 31, 2025 and January 31, 2025 are as follows:

	July 31, 2025	January 31, 2025
Unit options authorized	37,565,219	37,565,219
Unallocated unit options	17,957,418	17,786,396
Vested time-based unit options	630,153	431,045
Unvested time-based unit options	8,525,902	8,760,831
Unvested performance-based unit options	10,451,747	10,586,947

17.
Contingencies

The Group has contingent liabilities associated with legal claims arising in the ordinary course of business. In the ordinary course of conducting its business, the Company, from time to time, may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company which may have an impact on net loss. The Company does not believe that these proceedings, individually or in aggregate, are material to its business or financial condition.

18.
Related party transactions

The Company is a wholly-owned subsidiary of Crownpeak Technology Holdings, LLC (“Holdings”), which is a wholly-owned subsidiary of K1 Investment Management (K1). K1 is a California-based private equity firm.

K1 provides consulting services to the Group in accordance with a Consulting Agreement effective November 23, 2015. The Group also reimburses K1 and/or its affiliates for their reasonable out-of-pocket expenses incurred in connection with the provision of services. Consulting fees and reasonable out-of-pocket expenses were $0.5 million and $0.5 million for the six months ended July 31, 2025 and 2024, respectively.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

19.
Subsequent events

On August 4, 2025, the Company entered into Amendment #9 with the lender to extend the maturity date of the outstanding debt to May 29, 2026 and add an exit fee totaling $729 payable upon the earlier to occur of: a) acceleration of the debt, b) repayment in full of the debt c) the consummation of a junior capital raise or d) the maturity date.

In September 2025, the CEO departed and as a result 12,090,000 incentive unit options were forfeited. In September 2025 the Company appointed a new CEO who was granted 4,587,155 incentive unit options.

On December 1, 2025, the Company was acquired by Rezolve AI plc, pursuant to a sale and purchase agreement (the “Purchase Agreement”) subject to completion of customary closing conditions. The initial purchase price for the acquisition was $90.0 million, subject to certain adjustments as described in the Purchase Agreement, and is composed of the following: (i) a promissory note in the initial principal amount of $50 million, made up of a $20.0 million tranche (the “First Loan Note”) and a $30.0 million tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11,127,780 ordinary shares, nominal value £0.0001 per share (“Ordinary Shares”), of Rezolve AI plc (such shares issued as consideration, the “Consideration Shares”), or approximately $33.7 million in Ordinary Shares based on the 5- day VWAP for the Ordinary Shares.

The Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Loan Note matures on April 1, 2027 and the Second Loan Note matures on December 31, 2027. Additionally, Rezolve AI plc assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which $50.0 million was paid by Rezolve AI plc at the closing.

The Company has performed an evaluation of subsequent events through December 9, 2025, which is the date the financial statements were available to be issued.